Exhibit 99.1

CAN-FITE: FUND-RAISING IN ORDER TO SATISFY QUALIFICATION REQUIRMENTS TO REGISTER ON THE NYSE MKT EXCHANGE

Investment bank Roth Capital Partners Inc. serves as an advisor of the Company for the purpose of the fund-raising

American institutional investors have announced their intention to participate in the fund-raising

Petah Tikva, Israel, 23rd of October, 2013 – Can Fite Biopharma Ltd. (TASE: CFBI; OTC: CANFY) (the “Company”), which deals in the field of development and commercializing of advanced clinical stage drugs for the treatment of inflammatory and liver diseases, has announced the publication of a Shelf Offering to raise funds for the Company, mainly for the purpose of increasing its equity capital in order to comply with the necessary criteria’s for the completion of the registration of the ADR's of the Company on the NYSE MKT soon. The ADR registration on NYSE MKT is expected to become possible prior to the publication of the advanced clinical trial results, which include the Phase IIb clinical trial with CF101 for the treatment of Rheumatoid Arthritis developed by the Company and the Phase III clinical trial with CF101 for the treatment of Dry Eye Syndrome, developed by the subsidiary OphthaliX Inc. Both clinical trial results are expected to be published in the last two weeks of December 2013.

The financial advisor of the Company for the fund-raising is Roth Capital Partners LLC. (“Roth”). Roth has presented the Company to several American institutional investors who have informed the Company of their intention to participate in the fund-raising in an estimated amount of US$ 5 Million.

“The fund raising will enable the Company to comply with the necessary criteria’s to register its AD's on the NYSE MKT, a main Stock Exchange in the US, prior to the publication of the results of two extremely important clinical trials of the Company. By that, the Company believes, that it could optimally prepared for exposing to American investors and potential partners the Company’s products in the US and the rest of the world”, said Prof. Pnina Fishman, the CEO of the Company. “The participation of the American investors in the fund-raising and the assistance in performing such fund-raising provided by Roth Capital proves the confidence they he with the Company and its science, and we thank them for that”.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd is an Israeli public company, the ordinary shares of which are traded on the Tel Aviv Stock Exchange (the “TASE”) (TASE: CFBI). Level II American Depository Receipts of the company are traded on the U.S. Over-the-Counter Markets (the “OTC Markets”) (OTCQB: CANFY). Can-Fite, which commenced business activity in 2000, was founded by Pnina Fishman, Ph.D., researcher in the Rabin Medical Center, and Ilan Cohn Ph.D., patent attorney and senior partner at Reinhold Cohn Patent Attorneys in Israel. Dr. Fishman serves as the Chief Executive Officer of Can-Fite. Dr. Fishman founded Can-Fite on the basis of her scientific findings, and Can-Fite is focused on the development of small molecule orally bioavailable drugs, in particular, ligands that bind to the A3 adenosine receptor. Such drugs mediate anti-inflammatory and anti-cancer effects and are suggested as a biological predictive marker. Can-Fite’s lead drug candidate, CF101, is in clinical development for the treatment of autoimmune inflammatory diseases.  Can-Fite’s CF102 drug candidate is being developed for the treatment of liver diseases and its CF602 drug is being developed for the treatment of inflammation and sexual dysfunction.  To date, more than 700 patients have participated in clinical trials conducted by Can-Fite. Can-Fite previously licensed its activity in the ophthalmic field to OphthaliX Inc., in which it holds a controlling interest and which is currently listed on the OTC Markets (OTCQB: OPLI).

Safe Harbor Statement

This press-release contains forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission (the “SEC”), press releases or oral statements made by or with the approval of one of Can-Fite’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in Can-Fite’s filings with the SEC and in its periodic filings with the TASE.

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